U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

COMMISSION FILE NUMBER: 001-38116

NOTIFICATION OF LATE FILING

Check One:

☒	Form 10-K
☐	Form 20-F
☐	Form 11-K
☐	Form 10-Q
☐	Form 10-D
☐	Form N-SAR
☐	Form N-CSR

For Period Ended: December 31, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I.                      REGISTRANT INFORMATION.

The registrant is Youngevity International, Inc. (the “Company”).  The address of the Company’s principal executive office is 2400 Boswell Road, Chula Vista, California 91914.

PART II.                      RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR orForm N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

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(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.                      NARRATIVE

The Company is unable to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2019 by the prescribed date without unreasonable effort or expense because the Company was unable to compile and review certain information required in order to permit the Company to file a timely and accurate report on the Company’s financial condition. The Company believes that the Annual Report will be completed and filed within the fifteen day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV.                      OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

David Briskie                                                      (619) 934-3980

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes                                           ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☒  Yes                                           ☐ No

The Company anticipates that its revenue for the year ended December 31, 2019 will be approximately $180 million as compared to approximately $162 million in revenue for the year ended December 31, 2018. The Company anticipates an increase in operating loss, primarily due to a significant increase in general and administration expense which includes a non-cash increase stock and equity-based compensation expense. The Company anticipates a decrease in other income and expense, primarily related to a significant benefit in the non-cash change in fair value of derivative liabilities when compared to an expense in the prior year. The Company does not expect to report a significantly higher net loss for the year ended December 31, 2019 as compared to the year ended December 31, 2018.

Youngevity International, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

YOUNGEVITY INTERNATIONAL, INC.

Dated: March 16, 2020	By:	/s/ David Briskie
David Briskie
President and Chief Financial Officer